FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 9, 2019

Barclays PLC

1 Churchill Place
London E14 5HP
England

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F      ☒           Form 40-F      ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098, 333-216361 AND 333-225082) AND FORM F-3 (333-223156) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Update on Payment Protection Insurance

Barclays PLC (“Barclays”) is today providing an update on its provision in relation to payment protection insurance (“PPI”) redress.

As indicated in the Barclays Interim Results Announcement for the six months ended 30 June 2019, Barclays had recognised cumulative provisions of £9.6bn in relation to PPI redress. Utilisation of the cumulative provisions to 30 June 2019 was £9.2bn, leaving a residual provision of £360m.

In line with wider industry experience, Barclays has received a significantly higher than expected volume of PPI-related claims, enquiries and information requests during August, with a further spike in the final days leading up to the complaints deadline.

The processing of PPI-related claims, enquiries and information requests is ongoing. However, Barclays expects to increase its provision for PPI redress in its Q3 2019 Results by between £1.2bn and £1.6bn, which takes into account investigations and queries by the Official Receiver. This provisional cost impact is preliminary and unaudited. The final outcome could be above or below the estimated range and will depend on a number of factors including the quality of recently submitted claims.

At this level of provisioning Barclays expects to be at the Group’s target CET1 ratio of c.13% at year-end.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927

About Barclays

Barclays is a transatlantic consumer and wholesale bank, offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

Forward-looking statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’, or other words of similar meaning. These statements and estimates are based on the current assumptions, beliefs and expectations of Barclays’ management. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.

Subject to our obligations under applicable law and regulation, we undertake no obligations to update publicly or review any forward-looking statements, whether as a result of new information or otherwise.

The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the London Stock Exchange and/or has filed or may file with the US Securities and Exchange Commission.

MAR – Inside Information

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: September 9, 2019	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary